EduMatch

Profit and Loss

January 1 - July 6, 2023

	TOTAL
Income	
4000 Book Sales	22,366.56
4100 Royalty Income	11,283.59
4200 Sales of Product Income	210.99
4300 Pass Through Income	4,493.42
4400 Contract Sales	4,750.00
4500 Shipping Income	551.86
4600 Discounts given	-2,940.94
Total Income	**$40,715.48**
Cost of Goods Sold	
5000 Royalties Paid	22,308.75
5300 Subcontractors	2,380.55
5400 Payment Processing Fees	317.83
5500 Book Marketing	2,810.00
5600 Book Printing & Reproduction	10,751.39
Total Cost of Goods Sold	**$38,568.52**
GROSS PROFIT	**$2,146.96**
Expenses	
6000 Advertising	3,439.00
6060 Bank Charges	374.00
6070 PayPal Fees	23.59
6080 Bookkeeping & Accounting	5,660.00
6120 Dues & Subscriptions	1,370.21
6160 Insurance	185.00
6200 Advertising/Promotional	804.58
6300 Legal & Professional	3,325.85
6320 Licenses & Permits	153.50
6400 Meals	254.72
6500 Office Expenses	1,035.46
6520 Postage	256.42
6710 Software Expenses	3,798.42
6800 Travel Expenses	
Airfare	615.11
Lodging	766.60
Parking & Tolls	154.56
Transportation	197.16
Total 6800 Travel Expenses	**1,733.43**
6840 Website Expenses	379.96
9999 Ask for Clarification	-651.53

EduMatch

Profit and Loss

January 1 - July 6, 2023

	TOTAL
Charitable Contributions	9.38
Total Expenses	**$22,151.99**
NET OPERATING INCOME	**$ -20,005.03**
Other Income	
7000 Interest Income	0.04
Cash Back Income	33.64
Total Other Income	**$33.68**
Other Expenses	
Unrealized Gain or Loss	0.00
8100 Interest Expense	536.66
Exchange Gain or Loss	6.05
Total Other Expenses	**$542.71**
NET OTHER INCOME	**$ -509.03**
NET INCOME	**$ -20,514.06**

EduMatch

Balance Sheet

As of July 6, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Income (2808)	110.81
1010 Direct Costs 75 (5335)	0.83
1020 Profit 1 (0199)	296.80
1030 Owner Pay 20 (1677)	20.67
1040 Tax 1 (0003)	278.93
1050 Profit/Tax Holding 2 (8805)	3.02
1060 OpEx 78 (8261)	-196.44
Cash Flow (4264) - 12	0.00
Direct Costs - NEW (6429) - 12	1,413.27
Income - NEW (6430) - 12	0.00
Marketing (4255) - 12	2,710.21
OpEx - NEW (6431) - 12	676.86
Owner Pay - NEW (6432) - 12	204.10
Profit-Tax Holding - NEW (6433) - 12	14.67
Proposal Writer (4263) - 12	975.00
Working Capital (4261) - 12	2.47
Total Bank Accounts	**$6,511.20**
Accounts Receivable	
1200 Accounts Receivable (A/R)	823.00
Accounts Receivable (A/R) - CAD	5,026.68
Total Accounts Receivable	**$5,849.68**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$12,360.88**
TOTAL ASSETS	**$12,360.88**

EduMatch

Balance Sheet

As of July 6, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2050 Capital One Spark (2011)	1,933.82
Amazon Business Prime Card (1006) - 10	2,876.56
Amazon Business Prime Card (1006) - 11 - 1	0.00
Delta Gold Business Card (1001) - 11	2,665.94
Total Credit Cards	**$7,476.32**
Other Current Liabilities	
Iowa Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Virginia Department of Taxation Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$7,476.32**
Long-Term Liabilities	
2800 PPP Loan	0.00
2850 PayPal Loan	4,206.07
2900 SMBX Loan	20,339.20
Total Long-Term Liabilities	**$24,545.27**
Total Liabilities	**$32,021.59**
Equity	
3000 Owner Contributions	1,580.65
3100 Owner Distributions	-4,526.11
3200 Retained Earnings	3,798.81
3300 PPP Loan Forgiveness	0.00
Opening Balance Equity	0.00
Net Income	-20,514.06
Total Equity	**$ -19,660.71**
TOTAL LIABILITIES AND EQUITY	**$12,360.88**

EduMatch

Statement of Cash Flows

January 1 - July 6, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-20,514.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	4,177.00
Accounts Receivable (A/R) - CAD	-5,026.68
2050 Capital One Spark (2011)	1,860.32
Amazon Business Prime Card (1006) - 10	2,642.86
Delta Gold Business Card (1001) - 11	2,665.94
Iowa Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Virginia Department of Taxation Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,319.44**
Net cash provided by operating activities	**$ -14,194.62**
FINANCING ACTIVITIES	
2850 PayPal Loan	-5,364.75
2900 SMBX Loan	20,339.20
3000 Owner Contributions	-894.35
3100 Owner Distributions	-1,432.11
3200 Retained Earnings	-1,442.14
Opening Balance Equity	823.14
Net cash provided by financing activities	**$12,028.99**
NET CASH INCREASE FOR PERIOD	**$ -2,165.63**
Cash at beginning of period	8,676.83
CASH AT END OF PERIOD	**$6,511.20**